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                            May 11, 2021

       Kevin J. Mitchell
       Chief Financial Officer
       Phillips 66 Partners LP
       2331 CityWest Boulevard
       Houston, TX 77042

                                                        Re: Phillips 66
Partners LP
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-36011

       Dear Mr. Mitchell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2020

       Item 8. Financial Statements and Supplementary Data
       Report of Independent Registered Public Accounting Firm (Dakota Access,
LLC), page 61

   1. Please tell us why the audit report on the financial statements of Dakota Access, LLC refers to the auditing
standards of the PCAOB as opposed to the standards of the PCAOB.
                                                        If true, please obtain
and file a revised report from your auditor that references the standards of the PCAOB.
Refer to PCAOB AS 3101.09.c.
       Consolidated Statement of Cash Flows, page 65

   2. You present $177 million, $67 million, and $73 million of return of investment from equity affiliates in
2020, 2019, and 2018, respectively in the consolidated statement of cash flows. We also
note on page 75 you received distributions from your equity affiliates of $677 million, $599
million, and $477 million in 2020, 2019, and 2018, respectively.
                                                        Please tell us where
you present the remaining distributions received from your equity
 Kevin J. Mitchell
Phillips 66 Partners LP
May 11, 2021
Page 2
         affiliates in the consolidated statement of cash flows and clarify why you do not provide a footnote that describes your accounting policy election to classify cash distributions received from equity method investees pursuant to ASC 230-10-45-21D. In closing, we remind you that the company and its management are responsible for the
accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brian McAllister at (202) 551-3341 or Steve Lo at (202) 551-3394 with any questions.



FirstName LastNameKevin J. Mitchell                           Sincerely,
Comapany NamePhillips 66 Partners LP
                                                              Division of
Corporation Finance
May 11, 2021 Page 2                                           Office of Energy
& Transportation
FirstName LastName